FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated:   January 4, 2005

ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752      Fax:  (604) 687-4212

News Release

ACREX COMPLETES PARTIAL CLOSING OF UNIT PLACEMENTS

December 31,  2004

          AKV:TSX Venture Exchange

Acrex Ventures Ltd. (the “Company”) has completed a partial closing of the private placement of Units described in its News Releases dated September 20, 2004 and November 12, 2004.  The Closing was of 250,000 Units at $0.25 each.  Each Unit consists of 1 flow-through share in the capital of the Company and one-half of a warrant entitling the purchase of an additional non flow-through share exercisable within one year at $0.25 per share.  The shares in the Units, and any shares that may be issued pursuant to the exercise of Warrants, will be subject to a standard 4-month hold period which will expire April 30, 2005.

Investor Relations -

Tel    604-277-1752

e-mail:  info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

Carl R. Jonsson

Secretary

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.